Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

First Indiana Corporation:

We consent to the incorporation by reference in the registration statements (No. 33-64851, 333-68927, 333-39926 and 333-119465) on Form S-8 of First Indiana Corporation of our reports dated March 1, 2006, with respect to the consolidated balance sheets of First Indiana Corporation as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports are incorporated by reference in the December 31, 2005 annual report on Form 10-K/A (Amendment No. 2) of First Indiana Corporation.

/s/ KPMG LLP

Indianapolis, Indiana

September 18, 2006